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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~69653~~

8-69353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jett Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Ave, 11th Floor
(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S CPAs PLLC

(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Road	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jett Capital Advisors LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6126117
Qualified in New York County
My Commission Expires 12-18-2021

2/27/2020

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETT CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2019

JETT CAPITAL ADVISORS LLC

CONTENTS

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Jett Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jett Capital Advisors LLC (the "Company") (a limited liability company), as of December 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Jett Capital Advisors LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2018

Woodbury, New York
February 27, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

JETT CAPITAL ADVISORS LLC
Statement of Financial Condition
December 31, 2019

ASSETS:

Cash	$ 816,418
Due from broker	716,554
Due from parent	877,666
TOTAL ASSETS	$ 2,410,638

LIABILITIES AND MEMBER'S EQUITY:

Accounts payable and accrued expenses	$ 252,428
Accrued compensation	767,041
Deferred rent	96,696
TOTAL LIABILITIES	1,116,165
Member's Equity	1,294,473
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,410,638

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Exchange

Translation of foreign currencies assets denominated in foreign currencies are translated at year-end rates of exchange.

Investments at fair value

The LLC accounts for its investments in accordance with ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, *Fair*

Note 2 - Summary of Significant Accounting Policies(continued)

Investments at fair value(continued)

Value Measurements or SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the LLC. Unobservable inputs reflect the LLC's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the LLC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Note 2 - Summary of Significant Accounting Policies(continued)

Investments at fair value(continued)

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the LLC in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the LLC's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The LLC uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Under certain market conditions, the LLC's securities may be deemed to be illiquid. Illiquid securities are generally those for which there is no ready market available to facilitate the liquidation of the securities. This may result in the securities being disposed of at a price significantly different than the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of securities may result in the LLC incurring substantially different results on the final sale of some securities than the current fair value recognizes.

Among the more specific factors that are considered by management of the LLC in determining the fair value of a security are: (1) type of security; (2) cost at date of purchase (generally used for initial valuation); (3) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (4) information as to any transactions or offers with respect to the security; (5) special reports prepared by analysts; (6) the price and extent of public trading in similar securities of the issuer or comparable companies; (7) the fundamental analytical data relating to the investment; and (8) evaluation of the forces which influence the market in which these securities are purchased and sold.

Note 2 - Summary of Significant Accounting Policies(continued)

Investments at fair value(continued)

There can be no assurance that the LLC could purchase or sell a security at the price used to calculate the LLC's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

Income Taxes

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Due from Brokers

The Company from time to time has cash at brokers. At December 31, 2019 this amounted to $716,554.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance.

Note 3 - Net Capital Requirements

The Company is registered with the SEC and FINRA. The Company does not carry customer accounts and does not accept customer funds or securities.

Note 3 - Net Capital Requirements(continued)

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2019, the Company had net capital of $416,807 which was $316,807 in excess of its net capital requirement of $100,000.

Note 4 - Income Taxes

The Company is an LLC, wholly owned by JCAH and files consolidated federal and state with its only member, its Parent, and as a result is a "disregarded entity" for Federal and State income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company also files a consolidated tax return with its Parent who is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return separate from the Parent and tax payments, if any, are paid to its Parent for its proportionate share of taxes.

Note 5 - Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"); and

(iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including the NYUBCT, as more fully described in Note 4, and the use of the New York City office space (office space lease is in the name of JCAH).

This agreement can be terminated by either party with six month's written notice.

Note 6 - Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

JCAH entered into an office lease which commenced on June 1, 2018 for a period of six and one-half six years terminating November 30, 2023. The Company uses that space and makes the payments on behalf of JCAH as part of the agreement with JCAH.

As a result of the lease payments the Company recognized rent expenses on a straight-line basis computed by dividing the total rent to be paid over the lease arrangement. At December 31, 2019, the Company had a $96,696 deferred rent credit to be amortized through November 30, 2023.

A claim related to a failed transaction was filed by a counterparty in a Canadian court for an alleged breach of contract. The claim lists three additional defendants along with the Company. The Company has recorded a $40,000 reserve in connection with this claim.

Note 7 - Investments at Fair Value

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristic particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy.

Note 7 - Investments at Fair Value(continued)

In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

There were no investments as of December 31, 2019.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019, through February 27, 2020 the date of issuance of these financial statements.

There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.